Exhibit 99.1

Itaú Unibanco Holding S.A. Reference Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2020

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2020, 12/31/2019 and 12/31/2018.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	08/02/2021

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Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 3.3, 10.3, 12.12, 15.7, 17.1 and 17.5.	06/02/2021
V3	Updated items: 4.1 and 12.12	06/10/2021
V4	Updated items: 12.5/6, 12.7/8 and 12.12	06/21/2021
V5	Updated items: 5.6, 10.3, 11, 12.5/6, 12.7/8, 15.7 e 17.5	08/02/2021

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5.6. Supply other information that the issuer may deem relevant On August 21, 2017, CMN Resolution No. 4,557, which provides for the risk and capital management structure, came into effect. Noteworthy in this resolution are the implementation of a continuous, integrated risk management framework, the requirements for defining the Risk Appetite Statement (RAS) and the stress testing program, the set-up of a Risk Committee, the nomination of the Chief Risk Officer (CRO) to be reported to the Central Bank of Brazil, and the CRO’s roles, responsibilities and independence requirements. Additional information on items 5.1 and 5.5 COVID-19 relief efforts We have monitored the economic impacts of the Covid-19 pandemic in Brazil and other countries where we operate that may adversely affect our results. From the onset of the Covid-19 outbreak in Brazil, we have acted and structured the Institutional Crisis Management Committee. The Executive Committee has set out an intense agenda focused on responsible crisis management, by monitoring the pandemic and its impacts on our operations, in addition to the government measures to mitigate the effects of the pandemic. Over 2020 and 2021, some measures to mitigate the impacts of the Covid-19 pandemic in Brazil were adopted by the Federal Government, National Monetary Council (CMN), and the Central Bank of Brazil (BACEN), notably: CMN Resolution No. 4782/20, as amended by CMN Resolutions No. 4791/20 and No. 4,856/20, which set out, for a determined period of time, the criteria for characterizing restructuring of loan operations; CMN Resolution No. 4,838/20, which regulates the Working Capital for Business Continuity (CGPE) Program; CMN Resolution No. 4,846/20, which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE); Law No. 13,999/20 and amendment made by Law 14,161/21, which introduced the National Support Program for very small and small companies (Pronampe) aimed at developing and strengthening small businesses; Law No. 14,042/20, which set out the Emergency Program for Access to Credit (Peac), with the purpose of easing access to credit and preserving companies, for the protection of jobs and income. The Peac has two modalities: Emergency Program for Access to Credit in the modality of guarantee (Peac-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (Peac-Maquininhas); Law No. 14,148/21, which set out the Emergency Program for Recovery of the Events Sector (PERSE), which aims at creating conditions to enable the events sector to mitigate losses arising from the public emergency, and the Guarantee Program for Critical Sectors (PGSC), to guarantee loan operations contracted up to 180 days after Law No. 14,148/21 came into effect; and BACEN Circular No. 3,990/20, and amendments made by BACEN Circular No. 3,992/20, which provides for repurchase agreements in foreign currency by the Central Bank of Brazil. We have identified the following impacts on results, as well as effects on estimates and critical judgments for the preparation of Consolidated Financial Statements: increase in loan and financing operations in 2020, especially for very small, small and middle-market companies, mainly driven by the measures adopted by authorities to mitigate the impacts of COVID-19, with the set-up of programs such as PESE, Pronampe, Peac-FGI and CGPE, the balance of which amounts to R$22,288 billion in June 2021. Through timely monitoring behavior standards and credit quality of clients, we have been able to keep the normal course of our operations despite adverse conditions, and helped clients in the sustainable search for their financial rebalancing; 4

(b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, very small and small business clients. In March 2020, we set up the Program 60+, which, among other measures, allows a 60-day grace period for defaulting agreements, and the Travessia (Crossing) Program in mid-April. The Travessia program provides for the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and very small and small business clients, under better interest rate conditions; 0.9% increase in requests in the period for renegotiation and extension of terms for loan operations as the economic situation changed; allowance for loan losses in the amount of R$43,579 billion was impacted driven by the level of risk and default, due to the changes in the financial prospects of clients and the visible worsening of macroeconomic variables. To fully address the risk of our loan operations, we adopt the expected loss model for provisioning of operations since the moment they are granted. It is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In June 2021, the level of coverage of provisions in our loan portfolio accounted for 221% from 255% in June 2020. Specifically, for the expected loss of operations that have not shown any signs of worsening so far (default or downgrading of the client’s rating) provisioning was down 9.8% in the period. The credit risk governance has enabled us to promptly respond and monitor the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; the mark-to-market component of the securities portfolio was down to -1.3% in the first quarter of 2020, partially driven by rate fluctuations and high price volatility in the markets at the onset of the pandemic, influencing the measurement of items stated at fair value in their different levels. In the subsequent periods, the fluctuations in the mark-to-market component are not necessarily driven by the effects of the pandemic; over 2020, due to the COVID-19, the variable income market became instable, which led to the migration to fixed income instruments with liquidity. This movement resulted in increase in the Bank Deposit Certificates portfolio, which, however, over 2021, recorded a slight drop, leading to the normalization of the portfolio. Additionally, funding was also impacted, with increase in deposits. With the purpose of mitigating the system’s liquidity risk, in 2020, the Central Bank of Brazil made available to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 billion were taken out during the term of these credit lines. increase in the recognition of deferred income tax and social contribution in 2020 due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, although it was not responsible for the generation of tax loss and social contribution loss carryforwards in Itaú Unibanco Holding S.A. In the period, the pandemic did not have a material impact on the recognition of deferred income tax and social contribution in Itaú Unibanco Holding S.A.; and increase in expenses on claims related to COVID-19 of R$219 million in the period, mainly related to life and credit life insurance. In-person customer service staff reduced and spacing between people in call centers was increased to reduce movement of people and possible contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are mainly working from home. It should be noted that, despite the aforementioned measures, we have maintained our operating activities. 5

To reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. In 2020, with the purpose of supporting those who possibly had additional expenses due to the current crisis, the Christmas bonus was advanced in full. Additionally, a process of communication and transparency with employees was established through emails, internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating COVID-19-related news. At the branches, we have distributed masks to all employees involved in client service, implemented acrylic protective barriers and reviewed cleaning protocols. Our adaptation to the crisis is the result not only of technology investments, which allow for these virtual interactions, but also of investments in flexibility in the work environment, such as home working, communities integrated between different bank departments and new layouts in the administrative centers that promote employees’ mobility. In 2020, we set up the initiative “Todos pela Saúde” (All for Health) from the donation of R$1 billion, with the purpose of fighting the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming. In February 2021, “Todos pela Saúde” was formalized as an Institute, and ongoing actions are being maintained. The mission of the “Todos pela Saúde” Institute is to contribute to strengthening and innovating the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists. In April 2021, Itaú Unibanco Holding worked together with competitors to combat hunger resulting from the pandemic and the economic crisis. Itaú Unibanco Holding contributed for the purchase and distribution of food staples. 6

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results Introduction or disposal of operating segments Disclosure of results by segment The current business segments of Itaú Unibanco are described below: Retail Banking: The results of the Retail Banking segment derive from the offers of products and services to retail banking clients, high income clients and to very small and small companies. This segment comprises banking products and services provided to account holders and non-account holders. Products and services offered include: Personal credit, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and capitalization, and acquiring services, among others. Wholesale Banking: The results of the Wholesale Banking segment derive from: i) Itaú BBA’s operations, the unit responsible for business with large companies and investment banking operations, ii) the results of our foreign units; and iii) products and services offered to middle-market companies, high net worth clients (Private Banking), and institutional clients. Trading & Institutional: The results of this segment derive from capital surplus, subordinated debt surplus and net balance of tax credits and debits. It also underlines the financial margin with the market, treasury operating costs, and equity in earnings of companies not associated with either of these segments. incorporation, acquisition or disposal of ownership interest XP Investimentos S.A. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche, we contributed to a capital increase of R$600 million and acquired of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. 7

In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock. Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle A Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações SA appointed one member of the audit committee. On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.). In December 2020 XP Inc. held a follow-on on Nasdaq, whereby we sold approximately 4.51% of XP Inc.‘s capital. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its share capital. At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP Inc’s capital to the new company that will be named XPart S.A., which will be constituted by a part of the investment currently owned by us at XP Inc. and cash worth R$10 million. The purpose of the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) is that our stockholders will be entitled to equity interest in XPart SA in the same number and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders.The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized. Consequently, XP Inc’s capital stock held by XPart S.A. is now 40.52%, totaling R$9,371, as of December 31, 2020. On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade). The shares issued by Itaú Unibanco, as well as the American Depositary Receipts (ADRs) will continue to be traded including the right to receive securities issued by XPart until the cut-off date (date of ex-right), which will be set and informed to the market as soon as possible. XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger. If the merger of XPart into XP Inc. is carried out, which will be resolved at the General Stockholders’ Meetings of these companies at a date to be defined, the cut-off date mentioned above is planned to be after the closing of the trading session at the date of these General Stockholders’ Meetings. As disclosed by Itaúsa and XP, should the said merger be approved by the stockholders of XP Inc. and XPart at the General Stockholders’ Meetings of these companies, the stockholders of Itaú Unibanco Holding, who until the cut-off date will be entitled to receive securities issued by XPart, will receive: (a) as for the Company’s controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs), Class A shares issued by XP Inc., and (b) as for the remaining stockholders, Level I sponsored Brazilian Depositary Receipts (BDRs), replacing the securities they would receive from XPart, which will not be listed on a stock exchange (because it will be dissolved after its merger into XP). Note that, in case XPart is not merged or is not listed on a stock exchange within a period of 120 days as from the date of approval from the Central Bank of Brazil above mentioned, stockholders will be entitled to withdraw from XPart, in accordance with paragraphs 3 and 4 of Article 223 of Law No. 6,404/76. 8

Itaú Unibanco Holding S.A. will keep its stockholders and the market informed of the progress and developments of this operation, including, as the case may be, details on the start of the period to exercise the right to reimbursement of shares by the stockholders dissenting from the merger resolved upon at the XPart’s General Stockholders’ Meeting, in accordance with paragraph 1 of Article 137 of Law 6,404/76. Lastly, conditioned on approval from the Central Bank of Brazil, pursuant to the purchase and sale agreement signed in 2017, we will purchase an additional stake of approximately 11.38% of XP Inc.’s capital stock, in 2022. The management and conduct of business of all companies within XP group, including XP Inc., remains independent, segregated and autonomous, preserving the same principles and values that are currently in force. XP Controle’s partners will maintain control of the XP group, and the current directors, officers and executives of XP Investimentos S.A. and other subsidiaries will remain at the forefront of their respective businesses, in order to ensure that XP Investimentos S.A. will continue to act as an open and independent platform, offering a diversified range of proprietary and third party products to its clients, competing freely with other brokers and capital market distributors, including those controlled by us, without any restrictions or barriers. ZUP On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felupe Liguabue Almeida, Flavio Henrique Zago, among others (“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda (“Zup”) for R$575 million, and such amount is subject to contractual adjustments. Such acquisition will be implemented in three tranches over four years. In the first tranche, which closing occurred in March 31, 2020, Itaú acquired 52.96% of the total voting share capital of Zup (in fully diluted basis) for approximately R$293 million and will control the company. On the third year after the completion of the operation, Itaú will acquire an additional 19.6% stake, and on the fourth year Itaú will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital by 2024. This acquisition is linked to our digital transformation process. ZUP is a benchmark company in digital transformation, which has boosted our development of our IT systems. The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values. IRB Initial Public Offering of IRB In July 2017, IRB-Brasil Resseguros S.A. (IRB) made an initial public offering of its common shares, which consisted of a public offering at a price of R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of the initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block shareholders pursuant to the company’s shareholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Normative Rule No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock. 9

On July 10, 2019, the IRB conducted a secondary public offering of its common shares. With the sale of the entire participation held by the União and BB Seguros in IRB except in the case of the União, by Golden Share, the previously existing control block of the Company was dissolved, and its share capital was pulverized. c) Unusual events or operations In addition to the items underlined in item 10.3 b hereof, we highlight the following unusual events: In 2020: decrease in goodwill impairment and intangible assets of Itaú Corpbanca in the amount of R$(1,452) million, net of tax effects and interest of non-controlling stockholders; (ii) donations made for the Todos pela Saúde (All for Health) program in the total amount of R$(1,047) million; (iii) the mark-to-market effect of securities pledged as collateral of R$(1,031) million; (iv) the adjustment to market value of IRB shares in the amount of R$379 million; and (v) the provision for restructuring in the amount of R$(220) million, mainly related to closing branches, returning administrative buildings, among others. In 2019: Revaluation of inventory of deferred tax assets, including the annual revaluation of balances, and the effects of Constitutional Amendment No. 103/2019 on Social Contribution on Net Income (CSLL) rate, which increased from 15% to 20%, in conformity with the provisions of item I, paragraph 1 of Article 1 of Supplementary Law No. 105 of January 10, 2001, totaling R$2,024, and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$1,431. This severance program is aimed to: (i) provide the opportunity of a secure and voluntary career transition for employees interested in leaving the bank, benefiting employees who meet certain established prerequisites, and (ii) adjust our structures to the market reality. In 2018 there were no material unusual events. 10

ITEM 11. PROJECTIONS 11.1. Projections must identify: Information provided in this item on business prospects, projections and operational and financial goals is solely forecasts based on Management’s current expectations in relation to the Bank’s future. These prospects are highly dependent on market conditions and on the general economic performance of Brazil, the sector, and international markets. Therefore, our actual results and performance may differ substantially from those in this forward-looking information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future events and financial trends that affect our activities. Due to these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our actual results and performance may differ substantially from those in this forward-looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and others alike are used to identify forward-looking statements but are not the only way to identify such statements. a) subject matter of the projection Projections are disclosed based on the Managerial Result, considering: a.1) Accumulated variation in the 12-month period: Total loan portfolio, including financial guarantees provided and corporate securities; Financial margin with clients; Commissions and fees and result from insurance operations; and Non-interest expenses. a.2) Accumulated amount in the 12-month period: Financial margin with the market; and Cost of credit, which includes result from loan losses, impairment, and discounts granted; a.2) Expected income and social contribution tax rate. projected period and the period for which the projection is valid Projected period: Fiscal year 2021; Period for which the projection is valid: current year or until Management states otherwise. 11

(c) assumptions considered indicating which ones may be influenced by the issuer´s management and those which are beyond its control c.1) Assumptions under Management control for fiscal year 2021 The guidance disclosed to the market is based on the assumptions used for the bank’s 2021 budget. The budgets for earnings results, loan operations balance and equity account balances are evaluated to ensure this alignment. The range disclosed is defined according to management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between the guidance disclosed and possible budget revisions that may be carried out over the year due to changes in the macroeconomic outlook and in the competitive or regulatory environments. Therefore, the guidance may be revised. The guidance does not include any possible acquisitions or partnerships that may occur in the future c.2) Assumptions beyond Management control for fiscal year 2021 This looking-forward information is subject to uncertainties and assumptions, including, among other risk factors: General economic, political, and business conditions in Brazil and changes in inflation, interest, and foreign exchange rates, as well as the performance of financial markets General economic and political conditions abroad, particularly in the countries where we operate Disruptions and volatility in the global financial markets Increases in compulsory deposits and reserve requirement Changes in Government regulations and tax laws Regulação e liquidação do nosso negócio de forma consolidada Developments of investigations and its impact on clients and our fiscal exposure Holders of our shares and ADRs may face difficulties to receive dividends Failure or hacking of our security and operational infrastructure or systems Our ability to protect personal or other data Fiercer competition and sector consolidation Changes in our loan portfolios and the value of our securities and derivatives Losses associated with counterparty exposure Our exposure to the Brazilian public debt Inaccurate pricing methodologies for insurance, pension plan and premium bonds products, and understated reserves Efficiency of our risk management policies Damage to our reputation Ability of our controlling stockholder to run our business Difficulties to integrate new or merged business Impact of environmental and social issues The impact of the coronavirus (Covid-19) pandemic or of other disease pandemic might adversely affect the future results of our operations and may continue to impact the market price of our securities; and Other risk factors that are listed on item “4.1—Risk Factors” of this Reference Form 12

d)Guidance information Projections for fiscal year 2021 The table below presents the revised projections for the year 2021, according to material fact disclosed on August 02nd, 2021. Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. It’s worth mentioning that the company considers, for management purposes, a cost of capital of around 13.0% per year. 11.2. If the issuer has disclosed guidance over the last three fiscal years: a) Inform which ones are being replaced by new projections and which ones are the same The indicators presented and monitored for the 2021 guidance remain unchanged compared to the ones presented in 2019 and 2018. It’s worth mentioning that, according to Material Fact disclosed on May 4th, 2020, 2020 guidance was suspended due to the lack of visibility regarding COVID-19 crises impacts. These indicators: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income and social contribution tax rate. with respect to the projections related to periods that have already elapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections 13

Projections for fiscal year 2020 In accordance with the Material Fact disclosed on May 4, 2020, Itaú Unibanco informed its stockholders and the general market that it decided to suspend its projections for the year 2020, disclosed through a Material Fact on February 10, 2020. Projections for fiscal year 2019 Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities;(3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. 14

Explanation for any difference in projections: Total loan portfolio: the higher-than-expected growth in Brazil was mainly driven by a higher credit demand from individuals and small and middle-market companies and by the increased corporate securities portfolio. Financial margin with clients: the lower-than-expected consolidated growth was mainly driven by the foreign exchange variation in our Latin American operations. Cost of credit: the higher-than-expected consolidated level was mainly due to a higher increase in loan portfolio in Brazil and higher-than-expected levels of provision for the Latin America portfolio, driven by macroeconomic uncertainties in Chile in the fourth quarter of 2019. Commissions and fees and result from insurance operations: the higher-than-expected consolidated growth and in Brazil was mainly driven by higher revenues from economic and financial advisory, brokerage and fund management services. Non-interest expenses: the lower-than-expected consolidated growth and in Brazil was due to the efficient cost management. Projections for fiscal year 2018 Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities;(3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. 15

Explanation for any difference in projections: Financial margin with the market: the higher-than-expected consolidated growth was mainly driven by our results in Latin America. Commissions and fees and result from insurance operations: the lower-than-expected growth in Brazil was mainly driven by the lower-than-expected level of economic activity and a fiercer competitive environment. Non-interest expenses: the higher-than-expected consolidated growth was mainly driven by the foreign exchange variation in our Latin America operations. with respect to the current period guidance, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced The table below indicates the revised guidance for 2021 Managerial Result. Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities;(3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. Explanation for the need of guidance revision: Total loan portfolio: expectation of higher portfolio growth in Brazil in retail and wholesale. The drivers for that are the strong recovery of economic activity in Brazil and the greater demand of credit products for individuals, especially mortgage, and for corporate as a consequence of capital market conditions. The guidance revision for the consolidated figures reflects the Brazilian business performance. Financial margin with the market: expectation of better result due to greater performance of our trading desk in Brazil and Latin America, the better accrual in structural positions as a result of our treasury management and the opening of the yield curve, and changes in macroeconomic conditions. Cost of credit: the expectation of a lower cost of credit in the year is based on the best economic conditions in Brazil and good credit quality even with higher growth of the portfolio. We continuously 16 carry out risk revaluations of our portfolio and the level of provisioning reflects the dynamics of portfolio growth and the evolution of our customers’ credit risk. The guidance revision for the consolidated figures reflects business conditions in Brazil. The guidance was unchanged for financial margin with clients, commissions and fees and result from insurance operations, non-interest expenses and effective income and social contribution tax rate. 17

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Andre Balestrin Cestare 213.634.648-25 Not applicable.	06/08/1978 Engineer	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	5 0.00%
Renato Barbosa do Nascimento 161.373.518-90 Not applicable.	10/28/1971 Accountant	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	5 0.00%
André Sapoznik 165.085.128-62 Not applicable.	02/24/1972 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	6 0.00%
Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Not applicable.	03/28/1977 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	8 0.00%
Teresa Cristina Athayde Marcondes Fontes 307.447.828-48 Not applicable.	08/28/1982 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	2 0.00%
Daniel Sposito Pastore 283.484.258-29 Not applicable.	10/07/1979 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	2 0.00%
Sergio Guillinet Fajerman 018.518.957-10 Not Applicable	03/26/1972 Economist	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
José Geraldo Franco Ortiz Junior 290.270.568-97 Not applicable.	11/23/1980 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	2 0.00%

18

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Alexsandro Broedel 031.212.717-09 Member of the Disclosure ad Trading Committee	10/05/1974 Accountant	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	9 0.00%
Renato Lulia Jacob 118.058.578-00 Investor Relations Officer Chairman of the Disclosure ad Trading Committee	05/10/1974 Engineer	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	2 0.00%
Emerson Macedo Bortoloto 186.130.758-60 Not applicable.	07/25/1977 Information Technologist	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	11 0.00%
Alexandre Grossmann Zancani 288.246.148-84 Not applicable.	10/14/1977 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
André Luís Teixeira Rodrigues 799.914.406-15 Not applicable.	08/11/1973 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
Ricardo Ribeiro Mandacaru Guerra 176.040.328-85 Not applicable.	08/28/1970 Engineer	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
Matias Granata 228.724.568-56 Not applicable.	06/17/1974 Economist	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%

19

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Tatiana Grecco 167.629.258-63 Not applicable.	08/31/1973 Technologist in Construction	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	5 0.00%
Candido Botelho Bracher 039.690.188-38 Member of the Social Responsibility Committee Member of the Capital and Risk Management Committee Member of the Compensation Committee	12/05/1958 Business Administrator	Board of Officers member only 29- Other board officers Member of the Board of Directors (non-executive director)	04/27/2021 06/15/2021	Annual Yes	1 0.00%
José Virgilio Vita Neto 223.403.628-30 Member of the Disclosure and.Trading Committee	09/13/1978 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	8 0.00%
Renato da Silva Carvalho 033.810.967-61 Not applicable.	11/02/1974 Engineer	Board of Officers member only 19- Other officers Officer	04/29/2021 06/16/2021	Annual No	2 0.00%
Paulo Sergio Miron 076.444.278-30 Not applicable.	07/26/1966 Accountant	Board of Officers member only 19- Other officers Officer	04/29/2021 06/16/2021	Annual No	7 0.00%
Pedro Paulo Giubbina Lorenzini 103.594.548-79 No applicable.	04/02/1968 Business Administrator	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
Adriano Cabral Volpini 162.572.558-21 Not applicable.	12/06/1972 Business Administrator	Board of Officers member only 19- Other officers Officer	04/29/2021 06/16/2021	Annual No	4 0.00%
Leila Cristiane Barboza Braga de Melo 153.451.838-05 Not applicable.	10/04/1971 Lawyer	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	8 0.00%

20

12.5/6—Composition and professional experience of the board of directors and fiscal council Carlos Fernando Rossi Constantini 05/02/1974 Board of Officers member only 04/29/2021 Annual 2 Engineer No 0.00% 166.945.868-76 19- Other officers 06/16/2021 Officer (member of the Executive No applicable Committee) Flávio Augusto Aguiar de Souza 03/27/1970 Board of Officers member only 04/29/2021 Annual 2 747.438.136-20 Business 19- Other officers 06/16/2021 No 0.00% Not Applicable Administrator Officer (member of the Executive Committee) Milton Maluhy Filho 06/08/1976 Board of Officers member only 04/29/2021 Annual 4 252.026.488-80 Business 19- Other officers No 0.00% Not applicable. Administrator Director President 06/16/2021 Frederico Trajano Inácio Rodrigues 03/25/1976 Board of Directors member only 04/27/2021 Annual 2 253.929.608-47 Business 29- Other board officers Member of Yes 84.62% 06/15/2021 Not Applicable the Board of Directors (independent Administrator director) Ana Lúcia de Mattos Barretto Villela 10/25/1973 Board of Directors member only 04/27/2021 Annual 4 066.530.828-06 Pedagogic 29- Other board officers Yes 100.00% Member of the Nomination and Professional Member of the Board of Directors (non- 06/15/2021 Corporate Governance Committee executive director) Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa 10/03/1954 Board of Directors member only 04/27/2021 Annual 7 771.733.258-20 Business 29- Other board officers Yes 100.00% Member of the Personnel Committee Administrator Member of the Board of Directors 06/15/2021 Member of the Nomination and (independent director) Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Social Responsibility 21 Committee

12.5/6—Composition and professional experience of the board of directors and fiscal council Maria Helena dos Santos Fernandes de 06/23/1959 Board of Directors member only 04/27/2021 Annual 1 Santana 29—Other board members 06/15/2021 Yes 0.00% 036.221.618-50 Economist Member of the Board of Directors (independent director) Member of the Related Parties Committee Pedro Luiz Bodin de Moraes 07/13/1956 Board of Directors member only 04/27/2021 Annual 14 548.346.867-87 Economist 29—Other board members Yes 100.00% 06/15/2021 Chairman of the Capital and Risk Member of the Board of Directors Management Committee (independent director) Member of the Related Parties Committee Pedro Moreira Salles 10/20/1959 Board of Directors member only Annual 14 551.222.567-72 Banker 29 – Other board members 04/27/2021 Yes 100.00% Chairman of the Strategy Committee Co-chairman of the Board of Directors 06/15/2021 Chairman of the Nomination and (non-executive director) Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee 22

12.5/6—Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Ricardo Villela Marino 01/28/1974 Board of Directors member only 04/27/2021 Annual 14 252.398.288-90 Engineer 21—Vice President of the Board 06/15/2021 Yes 100.00% Member of the Strategy Committee of Directors Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/27/2021 Annual 14 014.414.218-07 Business 29—Other board members Yes 100.00% Member of the Personnel Committee Administrator Member of the Board of Directors (non- 06/15/2021 Member of the Nomination and executive director) Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Roberto Egydio Setubal 10/13/1954 Board of Directors member only 04/27/2021 Annual 14 Engineer 29—Other board members Yes 92.31% 007.738.228-52 Member of the Capital Co-chairman of the Board of Directors 06/15/2021 and Risk Management Committee (non-executive director) Member of the Strategy Committee Chairman of the Compensation Committee 23

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
João Moreira Salles 295.520.008-58	04/11/1981	Board of Directors member only	04/27/2021	Annual	5
Member of the Strategy Committee	Economist	29 - Other board members	06/15/2021	Yes	100.00%
Member of the Compensation Committee		Member of the Board of Directors (non-executive director)			
Marco Ambrogio Crespi Bonomi	05/06/1956	Board of Directors member only	04/27/2021	Annual	5
700.536.698-00	Economist	29 - Other board members	06/15/2021	Yes	100.00%
Member of the Nomination and Corporate Governance Committee Member of the Capital and Risk Management Committee		Member of the Board of Directors (Independent member)			
Rene Guimarães Andrich	08/04/1971	Fiscal Council	04/27/2021	Annual	2
709.926.659-49	Accountant	47 - Fiscal Council (Alternate) Nominated by preferred stockholders	06/15/2021	No	0.00%
Not applicable.					
Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/27/2021	Annual	5
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	06/15/2021	Yes	0.00%
Not applicable.					
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/27/2021	Annual	6
031.077.288-53	Economist	43 - Fiscal Council (Effective) Nominated by the controlling stockholder	06/15/2021	Yes	100.00%
Not applicable.					
Artemio Bertholini	04/01/1947	Fiscal Council	04/27/2021	Annual	1
095.365.318-87	Economist	44 - Fiscal Council (Effective) Nominated by preferred stockholders	06/15/2021	No	0.00%
Not applicable.					

24

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
João Costa 476.511.728-68 Not applicable.	08/10/1950 Economist	Fiscal Council 46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	04/27/2021 06/15/2021	Annual Yes	13 0.00%
José Caruso Cruz Henriques 372.202.688-15 Not applicable.	12/31/1947 Lawyer	Fiscal Council 40 – Chairman of the Fiscal Council Elected by the controlling stockholder	04/27/2021 06/15/2021	Annual Yes	11 100.00%

Professional experience / Statement of any conviction /Independence criteria

Teresa Cristina Athayde Marcondes Fontes - 307.447.828-48

Teresa Cristina Athayde Marcondes Fontes, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020, being responsible for the Civil Litigation department. She joined the Itaú Unibanco Conglomerate in 2003 as an intern, and since then has worked at the legal advisory to a number of business lines, including corporate, government relations, insurance, capitalization, private pension, health plans, real estate loans, vehicles, consortia, intellectual property/marketing, E&S, supplier contracts, technology contracts and equity and labor departments. Ms. Fontes worked as Compliance Superintendent, responsible for the Retail Banking and Labor segments (2017 to 2020).
She has a Bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil; a post-graduate degree in Commercial Law from the University of Paris, Panthéon Sorbonne, Paris, France; an MBA from the Fundação Dom Cabral, São Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and has attended the Executive Education Program from the Fundação Dom Cabral, São Paulo, Brazil.

Alexandre Grossmann Zancani - 288.246.148-84

Alexandre Grossmann Zancani, partner in the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of Executive Officer at the Itaú Unibanco Group (2019 to 2021).
He was a Digital Business, Data, New Undertakings and Innovation Officer (2017 to 2019); a Risk Officer – Individuals and Consumers (2015 to 2017); an Executive Credit Superintendent at Santander – Individuals and Financing Companies (2013 to 2015); an Executive Credit Superintendent at Santander – Companies (2012 to 2013) at Santander (Brazil); an Executive Credit and Collection Superintendent (2009 to 2012) at Santander Cards and a Member of the Board of Directors (2017 to 2018) at Banco PSA Finance Brasil S.A.
He holds a Bachelor's degree in Computer Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France.

25

Alexsandro Broedel—031.212.717-09 Alexsandro Broedel, partner in the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation. He holds Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Renato Lulia Jacob—118.058.578-00 Renato Lulia Jacob, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group and concurrently held the position of Investor Relations Officer at the Itaú Unibanco Group since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itaú International, in the U.S., and Itaú Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itaú Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015). He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. Emerson Macedo Bortoloto—186.130.758-60 Emerson Macedo Bortoloto has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as its Wealth Management Services unit. He is also currently responsible for managing the planning, control and reporting of Itaú Unibanco’s Audit Committee’s activities. He holds a Bachelor’s degree in Data Processing Technology; postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil. In 2004, he obtained the CISA certification issued by the Information Systems Audit and Control Association (ISACA). He also has an MBA in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil. André Luís Teixeira Rodrigues—799.914.406-15 André Luís Teixeira Rodrigues, partner in the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Itaú Personnalité, Companies departments, Public Authorities and Payroll segments, and is also responsible in the Retail Banking segment for the Products and Franchising – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments, having held the position of Executive Officer (2008 to 2021). He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005, having worked at the Banco Itaú BBA (2003 to 2018). He holds a Bachelor’s degree in Mechanical Engineering with major in Automation and Systems (“Mechatronics”) from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. 26

Tatiana Grecco—167.629.258-63 Tatiana Grecco, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management. In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. She holds a Bachelor’s degree in Civil Construction from the Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Risk and Asset Management from the Yale University, Connecticut, U.S. She has been also a Certified Financial Planner (CFP) since 2009. Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Daniel Sposito Pastore—283.484.258-29 Daniel Sposito Pastore, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS areas (2012 to 2020); Legal Manager, WMS, working at the international, Asset and Brokerage departments (2008 to 2011), Legal Lawyer, WMS (2004 to 2008); Lawyer, Banking Law (2002 to 2003), and Legal Assistant (M&A Legal) (2000 to 2002). Mr. Pastore served at the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective member of the Legal Committee (2012 to 2016), having served as Vice President (2015 to 2016); Coordinator and Liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM) for issuing and implementing new rules on suitability, asset management and trust management and investment funds (2014 to 2016), and Coordinator of the revision of self-regulation codes for trust management, asset management and investment funds (2015 to 2016). He was also a member of the legal labor committee (2017 to 2020) and the union negotiation committee (2020) at the Federação Brasileira de Bancos (FEBRABAN). He holds a Bachelor’s degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil. 27

José Virgilio Vita Neto—223.403.628-30 José Virgilio Vita Neto, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2009), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He worked as Legal Superintendent (2009 to 2011, being responsible for the Retail Legal Advisory, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings, and criminal prosecution. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master’s degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. Renato da Silva Carvalho—033.810.967-61 Renato da Silva Carvalho, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Finance Superintendent, Wholesale Banking (2017 to 2020) and Market and Liquidity Risk Superintendent/Manager (2010 to 2017). He worked as Investment Market Risk Associate Director (2008 to 2010) at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director (2006 to 2008) at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst (1998 to 2006) at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; an MBA in System Analysis, Project and Management from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil; and a M.Sc.in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; and he has attended the Executive Program from the Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP). 28

Paulo Sergio Miron—076.444.278-30 Paulo Sergio Miron, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021, having held the position of Executive Officer (2015 to 2021). He has been an Executive Officer at the Instituto Unibanco, and a Member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal and of the Fiscal Council at the Fundação Nova Escola. He was a Partner at PricewaterhouseCoopers, São Paulo, Brazil (1996 to 2015), having been the engagement partner responsible for the audit work at large Brazilian financial conglomerates, including Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005), and Itaú Unibanco S.A. (2009 to 2013). He was a Partner at PricewaterhouseCoopers, responsible for the Brasília office, Distrito Federal (DF), Brazil (2001 to 2008), having also been responsible for PwC Brazil’s government services (2004 to 2008) and banking departments (1997 to 2008). Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years, and worked as a college professor for a number of years teaching financial market-related courses. He is a Member of the Institute of Internal Auditors (The IIA) and a speaker at many seminars on financial instruments and auditing issues. He holds Bachelor’s degrees in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil, and in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil. Pedro Paulo Giubbina Lorenzini—103.594.548-79 Pedro Paulo Giubbina Lorenzini, partner in the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for the bank`s operations in South America (Argentina, Paraguay, Uruguay and Itaú CorpBanca), having held the position of Executive Officer 2021). Mr. Lorenzini was responsible for the Markets, Securities Services and Treasury (2008 to 2021); Sales and Structuring, ALM Management (2004 to 2008); Trading and Currency Management (2000 to 2004); Management of the ALM Department (1997 to 2000); several departments of the Treasury Products Sales to Corporate Clients (1995 to 1997); Structuring and Development of Treasury Products (1993 to 1995); Product and Risk Management Manager (1992 to 1993); and responsible for Controllership and Management of Managerial Results from Corporate Products (1991 to 1992) at Citigroup Brazil, and was a Trainee (1989 to 1991) at Citibank Brazil. He was Chairman of the Treasury Committee (2010 to 2013) and Citibank’s representative at the Board of Executive Officers at the Federação Brasileira de Bancos (FEBRABAN) (2013 to 2021), and Chairman of the Treasury Committee (2010 to 2012), and Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2010 to 2021). He holds a Bachelor’s degree in Economics from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. Adriano Cabral Volpini—162.572.558-21 Adriano Cabral Volpini, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itaú Unibanco Group. He holds a Bachelor’s degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil. 29

Leila Cristiane Barboza Braga de Melo—153.451.838-05 Leila Cristiane Barboza Braga de Melo, partner in the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. She is currently responsible for the entire Legal, External Ombudsman’s Office, Government Relations, Corporate Communication and Sustainability departments. She has held several positions at the Itaú Unibanco Group, including Officer (2010 to 2015) and Executive Officer (2015 to 2021). She joined the Itaú Unibanco Group in 1997, working in the Legal Advisory Department of Unibanco in operations involving banking products, credit card, and real estate and vehicle financing, and in projects related to mergers and acquisitions, corporate restructuring processes and capital markets, among others, and was elected Deputy Officer in 2008. She is also a Member of W.I.L.L. – Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America). Ms. Melo also worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York. She holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil and on Fundamentals of Business Law from New York University, New York, U. S., and attended the Fellows Program IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S.; from Harvard Business School, Cambridge, Massachusetts, U.S. and from INSEAD, Fontainebleau, France. Milton Maluhy Filho—252.026.488-80 Milton Maluhy Filho, partner in the Partners Program, has been an Chief Executive Officer at Itaú Unibanco Group since February 2, 2021, having served as CFO and CRO. Mr. Maluhy has held several positions at the Itaú Unibanco Group, including Vice President (2019 to 2020) and CEO of Itaú CorpBanca (Chile) (2016 to 2018), being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil. Carlos Fernando Rossi Constantini—166.945.868-76 Carlos Fernando Rossi Constantini, partner in the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which comprises Private Banking, Asset Management, and the Investment Products and Services departments, having held the position of Executive Officer (2019 to 2021). In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the Head of International Private Banking in Miami (2017 to 2018). He has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2017). He joined the Itaú Unibanco Group in 2007 as a Deputy Officer (2007 to 2009). He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. Flávio Augusto Aguiar de Souza—747.438.136-20 Flávio Augusto Aguiar de Souza, partner in the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking. He joined the Itaú Unibanco Group in 2009 and has held leading positions in several departments of the conglomerate, having served as Commercial Banking Executive Officer, Global Head of Wealth Management & Services, Global Head of Private Banking and CEO of Banco Itaú International in Miami. Mr. Souza was Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2015 to 2019), and Chairman of the Board of Directors at the banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) (2015 to 2018). He holds a Bachelor’s degree in Business Administration from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil; and a postgraduate degree in Finance from the Fundação Dom Cabral, São Paulo, Brazil. 30

Andre Balestrin Cestare—213.634.648-25 Andre Balestrin Cestare, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017.He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer—Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017). Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019. He holds a Bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; postgraduate degree in Business Administration and a Professional Master’s degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from Fundação Dom Cabral, São Paulo, Brazil. Renato Barbosa do Nascimento—161.373.518-90 Renato Barbosa do Nascimento has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the Wholesale Banking, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units. He held several positions within PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program (2014 to 2017) and worked at PricewaterhouseCoopers in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2017). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay of subsidiaries of Brazilian financial institutions in these countries. Also at PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Mr. Nascimento served as an Audit Senior Manager of the financial industry (2006 to 2008), and took part in a two-year professional exchange program working at PricewaterhouseCoopers in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). He holds Bachelor’s degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master’s degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil. Ricardo Ribeiro Mandacaru Guerra—176.040.328-85 Ricardo Ribeiro Mandacaru Guerra, partner in the Partners Program, has been anOfficer of the Executive Committee at the Itaú Unibanco Group since 2021, having been in charge of the technology department in the position of CIO since 2015. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2014 to 2021), Channels Officer (2008 to 2014); Financing Products Superintendent—Individuals (2007 to 2008); Credit Policies Superintendent (2006 to 2007); Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000). He joined the Itaú Unibanco Group in 1993 as a System Analyst. He holds Bachelor’s degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S. 31

André Sapoznik—165.085.128-62 André Sapoznik, partner in the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of Vice President (2016 to 2021). He joined the Itaú Unibanco Group in 1998 and was elected Officer in 2009. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and MBA from the Stanford Graduate School of Business, Califórnia, EUA. Álvaro Felipe Rizzi Rodrigues—166.644.028-07 Álvaro Felipe Rizzi Rodrigues, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Proprietary M&A Legal Matters and Anti-Trust Legal Matters. Mr. Rodrigues had been previously responsible for the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters), the International Legal Department and Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados. He has a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S. Sergio Guillinet Fajerman—018.518.957-10 Sergio Guillinet Fajerman, partner in the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Personnel department. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2017 to 2021) and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office (2010 to 2017). He is a representative of the Itaú Unibanco Group in the Human Resources Committee (CHR) of FEBRABAN. He holds a Bachelor’s degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; MBA in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; MBA from INSEAD, Fontainebleau, France and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S. 32

Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Ricardo Villela Marino—252.398.288-90 Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015. He has been a Member of the Board of Directors of Grupo Natura since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of CBMM since 2015. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of Almar Participações S.A. since 2013 and a Member of the Investment Committee of Gávea Investimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland. 33

Matias Granata—228.724.568-56 Matias Granata, partner in the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Officer (2014 to 2021), Market Risk Superintendent (2010 to 2014); Operational Risk Superintendent (2009 to 2010); Senior Treasury Trader, Proprietary Desk, São Paulo (2007 to 2009); Senior Treasury Trader, Proprietary Desk, London (2004 to 2007); Treasury Trader, Proprietary Desk, São Paulo (2003 to 2004) and Senior Economic Research Economist (2002 to 2003). He holds a Bachelor’s degree in Economics from Universidad de Buenos Aires (UBA), Buenos Aires, Argentina; postgraduate degree in Economics from Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina and a Master’s degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, London, United Kingdom. Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991). He holds Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States. José Geraldo Franco Ortiz Junior—290.270.568-97 José Geraldo Franco Ortiz Junior, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021. He joined the Itaú Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: Legal Assistant (2003 to 2004); Lawyer (2004 to 2006); Senior Lawyer (2006 to 2008); Legal Manager (2009 to 2013), and Legal Superintendent (2013 to 2020). Mr. Ortiz Junior also worked as a foreign intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil (2001 to 2003). He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master’s degree (LL.M) from the Columbia University Law School, New York, U.S. 34

Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007.He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009,a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015,a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 a 2009). He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação e Cultura (formerly Fundação Itaú Social); a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea.He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. Mr. Setubal also served as a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994). He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S. 35

João Moreira Salles—295.520.008-58 João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil; Master’s degree in Economics from Columbia University, GSAS, New York, U.S.; Master’s degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Marco Ambrogio Crespi Bonomi—700.536.698-00 Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group since 1998, including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI). He holds a Bachelor’s degree in Economics from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S. Reinaldo Guerreiro—503.946.658-72 Reinaldo Guerreiro has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2017. He has been a Member of the Board of Directors since 2016, an Independent Member of the Audit Committee (2007 to 2017) and since 2020 at the Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Fiscal Council of the FEA?USP Endowment Fund since 2016. Mr. Guerreiro has been the Chairman of the Audit Committee at Petrobrás Gas S.A.(GASPETRO) since 2018, and was a Member of the Board of Directors (2016 to 2018) and Member of the Financial and Risks Committee (2016 to 2018) at Petrobrás Distribuidora S.A.; and a Member of the Strategic Committee (2016 to 2018) at Petróleo Brasileiro S.A. He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head of the Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head of the Accounting and Actuarial Science Department at the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP). He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livre?docência”) in Controllership and Accounting from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Alkimar Ribeiro Moura—031.077.288-53 Alkimar Ribeiro Moura has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2016. He has held several positions at the Itaú Unibanco Group, including Member of the Audit Committee (2010 to 2015). Mr. Moura is a retired Economics Professor at the Escola de Administração de Empresas de São Paulo of the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He was an Independent Member of the Board of Directors (2012 to 2017) and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados. Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão): Market Supervision (2007 to 2010). He was Chairman of Investment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A. Mr. Moura held several positions at the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988). He was an Officer at Banco Pirelli-Fintec (1988 to 1993). He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil; Master’s degree from the University of California, Berkeley, and a Ph.D. in Applied Economics from the Stanford University, California, U.S. 36

Maria Helena dos Santos Fernandes de Santana—036.221.618-50 Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She has held several positions at the Itaú Unibanco Group, including Member of the Audit Committee (2014 to 2020). She has been a Member of the Board of Directors and the Chairwoman of the Audit Committee at XP Inc. since 2019, having served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, and a Member of the Board of Directors at Grupo BIG S.A. since 2021. Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020); Member of the Board of Trustees at the IFRS Foundation (2014 to 2019); Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017); Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017); Member of the Board of Directors at CPFL Energia S.A. (2013 a 2015); Chairwoman of the Brazilian Securities and Exchange Commission (CVM) (2007 to 2012) and Officer (2006 to 2007). She represented CVM at the Financial Stability Board (FSB) (2009 to 2012). She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period. She worked at the Bolsa de Valores de São Paulo – BM&F Bovespa S.A. (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), initially at the Special Projects department and subsequently as Executive Superintendent of Company Relations (2000 to 2006). Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006). She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD/WB Group) since 2000. She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária (FEA) of the Universidade de São Paulo (USP) São Paulo, Brazil. Artemio Bertholini—095.365.318-87 Artemio Bertholini has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (2009 a 2011). He has been a Member of the Audit Committee of BB Seguridade S.A. since 2015, Cia. de Saneamento do Paraná (SANEPAR) since 2017, Cia. de Saneamento de Minas Gerais (COPASA) since 2018, and Member of the Fiscal Council of Investimentos e Participações em Infraestrutura S.A. (INVEPAR) since 2021. He has also been responsible for the Audit and Accounting modules of post-graduation courses on Controllership at the Universidade Estadual de Campinas (UNICAMP), since 2015, and Lecturer engaged for events related with Accounting, Audit, Arbitration and Corporate Governance at the Regional Accounting Council (CRC/SP). Mr. Bertholini served as a Member of the Board of Directors at Americel S.A. (2000 to 2001), Telet S.A. (2000 to 2001), Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Audit Committee at Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Fiscal Council at Banco do Brasil S.A. (2001 and 2003 to 2005), Itaúsa S.A. (2006 to 2008), Indústrias Romi S.A. (2009) and Tekno S.A. Ind. e Comércio (2018 to 2020). He was also CEO and Vice Chairman of the Board of Directors at Grant Thornton Brasil (2013 to 2015), Managing Partner at Grupo Directa Auditores (1978 to 2013), and Audit Manager at Arthur Andersen & Co. (1968 to 1978). He holds Bachelor’s degrees in Accounting and Economics and a Master’s degree in Accounting and Finance from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and a Ph.D in Business Administration from the Florida Christian University, Orlando, Florida, U.S. 37

Frederico Trajano Inácio Rodrigues—253.929.608-47 Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2020. He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2015, and was an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999). He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and attended the Program for Executives from the University of California, Stanford, U.S. João Costa—476.511.728-68 João Costa has been an Alternate Member of the Fiscal at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including Managing Director (1997 to 2008). He has been an Alternate Member of the Fiscal Council of Itaúsa S.A. since 2009. He was an Effective Member of the Fiscal Council of the Federação Brasileira de Bancos (FEBRABAN); Federação Nacional dos Bancos (FENABAN); Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo (1997 to 2008). He holds a Bachelor’s degree in Economics from Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S. José Caruso Cruz Henriques—372.202.688-15 José Caruso Cruz Henriques has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2011 and Chairman of this Board since 2017. He has held several positions at the Itaú Unibanco Group, including Officer (1988 to 2003). He has been Executive President of Corhen Serviços Ltda. since 2003. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP) São Paulo, Brazil and a postgraduate degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Rene Guimarães Andrich—709.926.659-49 Rene Guimarães Andrich has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2020. He is the Chairman of the Audit Committee at Companhia Paranaense de Gás (COMPAGÁS); Chairman of the Audit Committee at Hospital de Clínicas de Porto Alegre (HCPA), and a Member of the Audit Committee at Sercomtel S.A.—Telecomunicações. He is a Professor, Mentor, and Instructor in Compliance, Internal Controls, and Internal Audit courses. He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Paraná Auditores, and Audit Supervisor at Spaipa S.A. Indústria Brasileira de Bebidas. He holds certifications from CCIe – Director with Experience (IBGC); CIA – Certified Internal Auditor (The IIA); CRMA – Certified Risk Management Assurance (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA), and the Conselho Regional de Contabilidade (CRC). He holds a Master’s degree in Management from the Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Fundação Getúlio Vargas (FGV), São Paulo, Brazil, and a Bachelor’s degree in Accounting from the FAE Business School, Curitiba, Brazil. 38

Type of Conviction Description of the conviction Renato Barbosa do Nascimento—161.373.518-90 N/A André Sapoznik—165.085.128-62 N/A Álvaro Felipe Rizzi Rodrigues—166.644.028-07 N/A Alexsandro Broedel—031.212.717-09 N/A Renato Lulia Jacob—118.058.578-00 N/A Emerson Macedo Bortoloto—186.130.758-60 N/A Tatiana Grecco—167.629.258-63 N/A Candido Botelho Bracher—039.690.188-38 N/A José Virgilio Vita Neto—223.403.628-30 N/A Renato da Silva Carvalho—033.810.967-61 N/A Paulo Sergio Miron—076.444.278-30 N/A Pedro Paulo Giubbina Lorenzini—103.594.548-79 N/A Adriano Cabral Volpini—162.572.558-21 N/A Leila Cristiane Barboza Braga de Melo—153.451.838-05 N/A Milton Maluhy Filho—252.026.488-80 N/A 39

Andre Balestrin Cestare—213.634.648-25 N/A Frederico Trajano Inácio Rodrigues—253.929.608-47 N/A Ana Lúcia de Mattos Barretto Villela—066.530.828-06 N/A Fábio Colletti Barbosa—771.733.258-20 N/A Maria Helena dos Santos Fernandes de Santana—036.221.618-50 N/A Pedro Luiz Bodin de Moraes—548.346.867-87 N/A Pedro Moreira Salles—551.222.567-72 N/A Ricardo Villela Marino—252.398.288-90 N/A Alfredo Egydio Setubal—014.414.218-07 N/A Roberto Egydio Setubal—007.738.228-52 N/A João Moreira Salles—295.520.008-58 N/A Marco Ambrogio Crespi Bonomi—700.536.698-00 N/A Rene Guimarães Andrich—709.926.659-49 N/A Reinaldo Guerreiro—503.946.658-72 N/A Alkimar Ribeiro Moura—031.077.288-53 N/A Artemio Bertholini—095.365.318-87 N/A João Costa—476.511.728-68 N/A 40

José Caruso Cruz Henriques—372.202.688-15 N/A Teresa Cristina Athayde Marcondes Fontes—307.447.828-48 N/A Daniel Sposito Pastore—283.484.258-29 N/A Alexandre Grossmann Zancani—288.246.148-84 N/A André Luís Teixeira Rodrigues—799.914.406-15 N/A Carlos Fernando Rossi Constantini—166.945.868-76 N/A Flávio Augusto Aguiar de Souza—747.438.136-20 N/A Ricardo Ribeiro Mandacaru Guerra—176.040.328-85 N/A Sergio Guillinet Fajerman—018.518.957-10 N/A José Geraldo Franco Ortiz Junior—290.270.568-97 N/A Matias Granata—228.724.568-56 N/A 41

12.7/8—Composition of committees Name Type of committee Position held Profession Description of other positions held Taxpayer ID (CPF) Description of other Type of audit Date of committees birth Other positions held/roles performed at the issuer Date of election Term of office Percentage of attendance at meetings Date of Number of investiture consecutive terms of office Gustavo Jorge Laboissière Loyola Audit Committee 101.942.071-53 Not applicable. Chairman of the Committee Economist 04/29/2021 Annual 100.00% A Statutory Audit Committee non 12/19/1952 06/16/2021 5 adherent to CVM Instruction No. 308/99 Otavio Yazbek Audit Committee Committee member (effective) Lawyer 04/29/2021 Annual 100.00% 163.749.928-06 A Statutory Audit Committee non 07/08/1972 06/16/2021 2 Not applicable. adherent to CVM Instruction No. 308/99 Luciana Pires Dias Audit Committee Committee member (effective) Lawyer 04/29/2021 Annual 100.00% 251.151.348-02 A Statutory Audit Committee non 01/13/1976 06/16/2021 2 adherent to CVM Instruction No. 308/99 Not applicable. 42

Rogério Carvalho Braga 625.816.948-15 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Lawyer 01/30/1956	04/29/2021 06/16/2021	Annual 1	0.00%
Ricardo Baldin 163.678.040-72 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Accountant 07/14/1954	04/29/2021 06/16/2021	Annual 1	0.00%
Alexandre de Barros 040.036.688-63 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Accountant 09/06/1956	04/29/2021 06/16/2021	Annual 1	0.00%
Geraldo José Carbone 952.589.818-00 Not applicable.	Compensation Committee	Committee member (effective)	Economist 08/02/1956	04/29/2021 04/29/2021	Annual 4	100.00%
Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee	Compensation Committee	Committee member (effective)	Economist 07/13/1956	04/29/2021 04/29/2021	Annual 11	100.00%
Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee	Compensation Committee	Committee member (effective)	Banker 10/20/1959	04/29/2021 04/29/2021	Annual 11	100.00%

43

12.7/8—Composition of committees Name Type of committee Position held Profession Description of other positions held Taxpayer ID (CPF) Description of other Type of audit Date of committees birth Other positions held/roles performed at the issuer Date of election Term of office Percentage of attendance at meetings Date of Number of investiture consecutive terms of office Roberto Egydio Setubal Compensation Committee Chairman of the Committee Engineer 04/29/2021 Annual 100.00% 007.738.228-52 10/13/1954 04/29/2021 5 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Member of the Strategy Committee Alexsandro Broedel 031.212.717-09 Other committees Member of the Committee Accountant 04/29/2021 Annual 100.00% Officer (member of the Executive Disclosure and 10/05/1974 8 Committee) Trading Committee 04/29/2021 Alfredo Egydio Setubal Other committees Committee member Business 04/29/2021 Annual 50.00% 014.414.218-07 Nomination and (effective) Administrator 13 Member of the Board of Directors Corporate Governance 09/01/1958 04/29/2021 Member of the Personnel Committee Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Cesar Nivaldo Gon 154.974.508-57 Other committees Member of the Committee Business 05/27/2021 Annual 0.00% Not Apllicable Personnel Commitee Administrator 1 07/09/1971 05/27/2021 44

12.7/8—Composition of committees Name Type of committee Position held Profession Description of other positions held Taxpayer ID (CPF) Description of other Date of committees Type of audit birth Other positions held/roles performed at the issuer Date of election Term of office Percentage of attendance at meetings Date of Number of investiture consecutive terms of office Alfredo Egydio Setubal Other committees Committee member Business 04/29/2021 Annual 100.00% 014.414.218-07 Disclosure and Trading (effective) Administrator 13 Member of the Board of Directors Committee 09/01/1958 04/29/2021 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member Business Annual 66.67% 014.414.218-07 Personnel Committee (effective) Administrator 04/29/2021 7 Member of the Board of Directors 09/01/1958 04/29/2021 Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Chairman of the Committee Business 04/29/2021 Annual 100.00% 014.414.218-07 Social Responsibility Administrator 4 04/29/2021 Member of the Board of Directors Committee 09/01/1958 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee 45

12.7/8—Composition of committees Name Type of committee Position held Description of other positions held Taxpayer ID (CPF) Description of other Type of audit committees Other positions held/roles performed at the issuer Profession Date of birth Date of election Term of office Percentage of attendance at meetings Date of Number of investiture consecutive terms of office Ana Lúcia de Mattos Barreto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Social Responsibility Committee Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Social Responsibility Committee Other committees Committee member Nomination and Corporate (effective) Governance Committee Other committees Committee member Personnel Committee (efective) Pedagogic Professional 10/25/1973 Pedagogic Professional 10/25/1973 04/29/2021 Annual 100.00% 04/29/2021 4 04/29/2021 Annual 66.67% 04/29/2021 4 Ana Lúcia de Mattos Barretto Other Committees Committee member Pedagogic 04/29/2021 Annual 100.00% Villela Social Responsiblity (efective) Professional 04/29/2021 4 066.530.828-06 Committee 10/25/1973 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Candido Botelho Bracher Other Committees Committee member Business 04/29/2021 Annual 66.67% 039.690.188-38 Social Responsibility (effective) Administrator 04/29/2021 4 Member of the Board of Directors Committee 12/05/1958 Member of the Capital and Risk Management Committee 46 Compensation Committee

Carlos Henrique Donegá Aidar Other committees Committee member Economist 04/29/2021 Annual 75.00% 076.630.558-96 Disclosure and Trading (effective) 10/19/1965 04/29/2021 7 Committee Not applicable. Eduardo Queiroz Tracanella Other committees Committee member Publicist 04/29/2021 Annual 100.00% 272.985.178-05 Disclosure and (effective) 10/01/1974 04/29/2021 3 Not applicable. Trading Committee Fábio Colletti Barbosa Other committees Committee member Business 04/29/2021 Annual 100.00% 771.733.258-20 Personnel Committee (effective) Administrator 7 Member of the Board of Directors 10/03/1954 04/29/2021 Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee José Virgilio Vita Neto Other committees Committee member Lawyer 04/29/2021 Annual 0.00% 223.403.628-30 Disclosure and Trading (effective) 09/13/1978 2 Director Committee 04/29/2021 Maria Helena dos Santos Other committees Committee member Economist 04/29/2021 Annual 0.00% Fernandes de Santana Related Parties (effective) 06/23/1959 04/29/2021 1 036.221.618-50 Committee Member of the Board of Directors Fábio Colletti Barbosa Other committees Committee member Business 04/29/2021 Annual 100.00% 771.733.258-20 Social Responsibility (effective) Administrator 4 Member of the Board of Directors Committee 10/03/1954 04/29/2021 Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee 47

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage Description of other of attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Fábio Colletti Barbosa Other committees Committee member Business 04/29/2021 Annual 100.00% (effective) Administrator 7 771.733.258-20 Nomination and 10/03/1954 04/29/2021 Member of the Board of Corporate Directors Governance Member of the Strategy Committee Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member Business 04/29/2021 Annual 100.00% (effective) Administrator 7 771.733.258-20 Strategy Committee 10/03/1954 04/29/2021 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Chairman of the Committee Business 04/29/2021 Annual 100.00% 771.733.258-20 Related Parties Administrator 04/29/2021 5 Member of the Board of Directors Committee 10/03/1954 Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee 48

12.7/8—Composition of committees Name Type of committee Position held Profession Description of other positions held Taxpayer ID (CPF) Description of other Type of audit Date of committees birth Other positions held/roles performed at the issuer Date of election Term of office Percentage of attendance at meetings Date of Number of investiture consecutive terms of office João Moreira Salles Other committees Committee member Economist 04/29/2021 Annual 100.00% 295.520.008-58 Strategy Committee (effective) 04/11/1981 5 04/29/2021 Member of the Board of Directors Member of the Compensation Committee João Moreira Salles Other committees Committee member Economist 04/29/2021 Annual 0.00% 295.520.008-58 Member of the (effective) 04/11/1981 1 04/29/2021 Member of the Board of Directors Compensation Member of the Strategy Committee Committee Marco Ambrogio Crespi Bonomi Other committees Committee member Economist 04/29/2021 Annual 100.00% (effective) 05/06/1956 5 04/29/2021 700.536.698-00 Nomination and Member of the Board of Directors Corporate Member of the Capital and Risk Governance Committee Management Committee Marco Ambrogio Crespi Bonomi Other committees Committee member Economist 04/29/2021 Annual 100.00% (effective) 05/06/1956 4 04/29/2021 700.536.698-00 Capital and Risk Member of the Board of Directors Management Committee Member of the Nomination and Corporate Governance Committee 49

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held Type of audit	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Board of Directors Member of the Related Parties Committee	Other committees Capital and Risk Management Committee	Chairman of the Committee	Economist 07/13/1956	04/29/2021 04/29/2021	Annual 13	100.00%
Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Board of Directors Chairman of the Capital and Risk Management Committee	Other committees Related Parties Committee	Committee member (effective)	Economist 07/13/1956	04/29/2021 04/29/2021	Annual 9	100.00%
Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee	Other committees Social Responsibility Committee	Committee member (effective)	Banker 10/20/1959	04/29/2021 04/29/2021	Annual 4	100.00%

50

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage Description of other of attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date Date of investiture Number of committees of consecutive birth terms of office Other positions held/roles performed at the issuer Pedro Moreira Salles Other committees Chairman of the Committee Banker Annual 100.00% 551.222.567-72 Strategy Committee 10/20/1959 04/29/2021 13 Co-chairman of the Board of Directors 04/29/2021 Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/29/2021 Annual 100.00% 551.222.567-72 Nomination and 10/20/1959 13 04/29/2021 Co-chairman of the Board of Directors Corporate Chairman of the Strategy Committee Governance Chairman of the Personnel Committee Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Banker 04/29/2021 Annual 100.00% Committee 10/20/1959 13 551.222.567-72 Personnel Committee 04/29/2021 Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Social Responsibility Committee 51

12.7/8—Composition of committees Name Type of committee Position held Profession Description of other positions held Taxpayer ID (CPF) Description of other Type of audit Date of committees birth Other positions held/roles performed at the issuer Date of election Term of office Percentage of attendance at meetings Date of Number of investiture consecutive terms of office Renato Lulia Jacob Other committees Chairman member Engineer 04/29/2021 Annual 100.00% 118.058.578-00 Disclosure and Trading (effective) 05/10/1974 3 Investor Relations Officer Committee 04/29/2021 Ricardo Villela Marino Other committees Committee member Engineer 04/29/2021 Annual 100.00% 252.398.288-90 Strategy Committee (effective) 01/28/1974 04/29/2021 12 Vice President of the Board of Directors Roberto Egydio Setubal Other committees Committee member Engineer 04/29/2021 Annual 100.00% (effective) 10/13/1954 13 04/29/2021 007.738.228-52 Strategy Committee Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal Other committees Committee member Engineer 04/29/2021 Annual 85.71% 007.738.228-52 Capital and Risk (effective) 10/13/1954 13 04/29/2021 Co-chairman of the Board of Management Committee Directors Member of the Strategy Committee Chairman of the Compensation Committee 52

12.7/8 ? Composition of committees Professional experience / Statement of any conviction / Independence criteria Maria Helena dos Santos Fernandes de Santana—036.221.618-50 Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She has held several positions at the Itaú Unibanco Group, including Member of the Audit Committee (2014 to 2020). She has been a Member of the Board of Directors and the Chairwoman of the Audit Committee at XP Inc. since 2019, having served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, and a Member of the Board of Directors at Grupo BIG S.A. since 2021. Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020); Member of the Board of Trustees at the IFRS Foundation (2014 to 2019); Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017); Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017); Member of the Board of Directors at CPFL Energia S.A. (2013 a 2015); Chairwoman of the Brazilian Securities and Exchange Commission (CVM) (2007 to 2012) and Officer (2006 to 2007). She represented CVM at the Financial Stability Board (FSB) (2009 to 2012). She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period. She worked at the Bolsa de Valores de São Paulo – BM&F Bovespa S.A. (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), initially at the Special Projects department and subsequently as Executive Superintendent of Company Relations (2000 to 2006). Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006). She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD/WB Group) since 2000. She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária (FEA) of the Universidade de São Paulo (USP) São Paulo, Brazil. Rogério Carvalho Braga 625.816.948-15 Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held a number of positions at the Itaú Unibanco Group, including Officer (2020) and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca (2016 to 2018). He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000. He holds a Bachelor’s degree in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S. Geraldo José Carbone—952.589.818-00 Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018). He has been a Managing Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO (1997 a 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987). He holds a Bachelor’s degree in Economics from the Universidade de São Paulo (USP), São Paulo, Brazil. 53

Otavio Yazbek—163.749.928-06 Otavio Yazbek (Independent Member) has been an Member of the Audit Committee at the Itaú Unibanco Group since 2020. He has been a partner at Yazbek Advogados law firm since 2015, working as a specialist lawyer in corporate law, and financial and capital markets. Mr. Yazbek has been the Chairman of the Mergers and Acquisitions Committee (CAF) since 2015; Arbitrator in arbitration procedures involving corporate law at several chambers since 2015; Independent Compliance Monitor at Odebrecht S.A. nominated by the Federal Public Attorney’s Office, within the scope of the agreement entered with this authority, approved by the U.S. Department of Justice to support the US monitorship, since 2017; Independent Member of the Bank Self-Regulation Committee of the Federação Brasileira de Bancos (FEBRABAN) since 2015; Member of the Editorial Council of law magazine Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM), Almedina Publisher; Member of the Special Corporate Law Committee of the Brazilian Bar Association (OAB) since 2019. He has been a Professor of the Specialization and Continuing Education Program of the Law School of the Fundação Getulio Vargas since 2000, and of the postgraduate programs of Instituto de Ensino e Pesquisa (INSPER) since 2015. He worked as an Officer at the Comissão de Valores Mobiliários (CVM) and as a Member of the Standing Committee on Supervisory and Regulatory Cooperation of the Financial Stability (2009 to 2013), and was a Regulation Officer at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (2006 to 2008), having joined as a lawyer (2000 a 2006). He holds a Bachelors’ degree and a Ph.D in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. Gustavo Jorge Laboissière Loyola—101.942.071-53 Gustavo Jorge Laboissière Loyola has been Chairman of the Audit Committee at the Itaú Unibanco Group since 2017, having been a Member of the Board of Directors (2006 to 2021) and a Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. Luciana Pires Dias—251.151.348-02 Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getúlio Vargas (FGV) since 2008. She has been a Member of the Audit Committee at B3 S.A.– Brasil, Bolsa, Balcão since 2016; of the Audit Committee at CERC – Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. since 2017, and of the Audit Committee at Vale S.A. since 2020. She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006). She holds Bachelor’s and Master’s degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S. 54

Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991). He holds Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States. Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994). He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S. 55

Alexsandro Broedel—031.212.717-09 Alexsandro Broedel, partner in the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation. He holds Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007.He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009,a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015,a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 a 2009). He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação e Cultura (formerly Fundação Itaú Social); a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea.He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. Mr. Setubal also served as a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. 56

Ana Lúcia de Mattos Barretto Villela – 066.530.828-06 Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Cesar Nivaldo Gon—154.974.508-57 Cesar Nivaldo Gon (Non-Management Member) has been a member of the Itaú Unibanco Group’s Personnel Committee since 2021. He has been the CEO at CI&T Software S.A. since 1995 and Chairman of the Board of Directors of Sensedia, acting as the figurehead for the Leadership Development and Digital Transformation departments. Mr. Gon has acted as Tech Advisor to the Boticário Group since 2020 and is a member of the Board of Directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the Boards of Directors of Lean Enterprise Institute (LEI) and of Raia Drogasil. In 2019, he was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY). Mr. Gon has co-authored the book “Faster, faster: The Dawn of Lean Digital” and is a MIT Sloan Management Review columnist. He has a Bachelor’s degree in Computer Engineering (CoE) and a Master’s degree in Computer Science from Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil. 57

Carlos Henrique Donegá Aidar—076.630.558-96 Carlos Henrique Donegá Aidar has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate’s individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate’s Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate’s budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate’s departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees. He holds a Bachelor’s degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil. Eduardo Queiroz Tracanella—272.985.178-05 Eduardo Queiroz Tracanella, partner in the Partners Program, has been an Officer since 2018 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2019. He joined the Itaú Unibanco Group in 2003. He has held several positions at the Itaú Unibanco Group, including Electronic Channel Marketing Manager (2003 to 2005); Advertising and Promotions Manager (2005 to 2007); Retail Marketing Superintendent (2007 to 2009); Marketing Superintendent for Personnalité (2009 to 2010) and Institutional Marketing Superintendent (2010 a 2018). He holds a Bachelor’s degree in Social Communication with major in Advertising and Marketing from the Escola Superior de Propaganda e Marketing (ESPM), São Paulo, Brazil and in Business Management from the Fundação Dom Cabral, Minas Gerais, Brazil. José Virgilio Vita Neto—223.403.628-30 José Virgilio Vita Neto, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2009), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He worked as Legal Superintendent (2009 to 2011, being responsible for the Retail Legal Advisory, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings, and criminal prosecution. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master’s degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. 58

Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015. He has been a Member of the Board of Directors of Grupo Natura since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of CBMM since 2015. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of Almar Participações S.A. since 2013 and a Member of the Investment Committee of Gávea Investimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland. João Moreira Salles—295.520.008-58 João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil; Master’s degree in Economics from Columbia University, GSAS, New York, U.S.; Master’s degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Ricardo Baldin 163.678.040-72 Ricardo Baldin (Independent Member and Financial Expert) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Officer, Internal Audit at Itaú Unibanco S.A. (2009 to 2015). He has been the Audit Committee Coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a Member of the Governance of Financial Institutions Committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI. He served as a Member of the Fiscal Council at the Fundo Garantidor de Crédito (FGC) (2018 to 2019); a Member of the Board of Directors and Audit Committee Coordinator at Ecorodovias (2018 to 2020); a Member of the Audit Committee at Totvs S.A. (2020); Audit Committee Coordinator at Redecard S.A. (2013 to 2014); and as a Member of the Audit Committee at Câmara Interbancária de Pagamentos (CIP) (2014) and Tecnologia Bancária (TECBAN) (2015). He was Controllership, Technology and Internal Controls and Risks Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (2016 to 2017). Mr. Baldin has worked as an independent auditor for 31 years and was a former Partner at PricewaterhouseCoopers Auditores Independentes and the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system. He holds a Bachelor’s degree in Accounting from the Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, the Fundação Dom Cabral, São Paulo, Brazil, and the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and from other entities, in addition to several internal courses at PwC. 59

Marco Ambrogio Crespi Bonomi—700.536.698-00 Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group since 1998, including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI). He holds a Bachelor’s degree in Economics from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S. Renato Lulia Jacob—118.058.578-00 Renato Lulia Jacob, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group and concurrently held the position of Investor Relations Officer at the Itaú Unibanco Group since 2020. He has been a Member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including CEO and Member of the Board of Directors at Itau BBA International plc (London, United Kingdom) (2016 to 2020), a Member of the Boards of Directors of Itau International (Miami, U.S.) and Itau Suisse (Zurich, Switzerland) (2016 to 2020). He was Managing Director, Head of the Corporate Banking of Banco Itau Argentina S.A. (2006 to 2010) and also Managing Director, Head of CIB Northern Europe (2011 to 2015). He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. Ricardo Villela Marino—252.398.288-90 Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Alexandre de Barros 040.036.688-63 Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Vice President of the Technology Department (2011 to 2015), Executive Officer (2005 to 2010), Senior Managing Officer (2004 to 2005) and Managing Officer (1994 to 2004). He has been an alternate Member of Duratex’s Board of Directors since 2020 and Chairman of the IT and Digital Innovation Committee since 2020, and has been a specialist Member since 2017 and a Member of the Board of Directors since 2015 at Diagnósticos da América S.A. (DASA). Mr. de Barros was a Member of the Board of Directors (2003 to 2007) at Serasa S.A., where he also served as the Chairman (2006 to 2007). He holds a Bachelor’s degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil; a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S. 60

Type of Conviction Description of the conviction Rogério Carvalho Braga—625.816.948-15 N/A Ricardo Baldin—163.678.040-72 N/A Alexandre de Barros—040.036.688-63 N/A Otavio Yazbek—163.749.928-06 N/A Gustavo Jorge Laboissière Loyola—101.942.071-53 N/A Luciana Pires Dias—251.151.348-02 N/A Geraldo José Carbone—952.589.818-00 N/A Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes—548.346.867-87 N/A Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles—551.222.567-72 N/A Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal—007.738.228-52 N/A Alexsandro Broedel—031.212.717-09 N/A Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal—014.414.218-07 Cesar Nivaldo Gon—154.974.508-57 61

Alfredo Egydio Setubal—014.414.218-07 N/A Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela—066.530.828-06 N/A Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher—039.690.188-38 N/A Carlos Henrique Donegá Aidar—076.630.558-96 N/A Eduardo Queiroz Tracanella—272.985.178-05 N/A Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa—771.733.258-20 N/A João Moreira Salles—295.520.008-58 João Moreira Salles—295.520.008-58 N/A Marco Ambrogio Crespi Bonomi—700.536.698-00 Marco Ambrogio Crespi Bonomi—700.536.698-00 N/A Renato Lulia Jacob—118.058.578-00 N/A Ricardo Villela Marino—252.398.288-90 N/A José Virgilio Vita Neto—223.403.628-30 N/A Maria Helena dos Santos Fernandes de Santana—036.221.618-50 N/A 62

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating when the issuer or any of its subsidiaries or affiliates is involved: event; main business conditions; companies involved; effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members; corporate structure before and after the transaction; mechanisms adopted to ensure equitable treatment among stockholders For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$772.6 million, which accounts for 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$154,525 million on December 31, 2020). 2020 XP Inc. Event Acquisition of shareholding in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. (“XP Investimentos”), which, in turn, consolidates all investments of XP Group (“XP Group”), including XP Investmentos Corretora de Cmbio, Títulos e Valores Mobiliários S.A. (“XP Corretora”). Main business conditions On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of total capital stock (corresponding to 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche (“First Tranche”), we contributed to a capital increase of R$600 million and acquired shares issued by XP Investimentos S.A. held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and Itaú Unibanco S.A., together with some of the Sellers, entered into a shareholder agreement which contains, among others, provisions with respect to Itaú Unibanco S.A.’s rights as a minority shareholder of XP Investimentos S.A., including its right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., where the stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged all their shares in XP Investimentos S.A., a company incorporated in Brazil, for Class A common shares and Class B common shares in XP Inc., a company incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all stockholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to Itaú Unibanco 792,861,320 Class A common shares and 223,595,962 Class B 63 common shares, which represent 49.9% of total capital of XP Inc. and 30.06% of its voting capital. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock. Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle A Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações SA appointed one member of the audit committee. On November 26, 2020, we announced that our Board of Directors had approved the partial spin-off of the investment in XP lnc. to be transferred to a new company (XPart S.A.). In December 2020, XP Inc. carried out a public stock offer (follow-on) on Nasdaq, through which we sold approximately 4.51% of capital in XP Inc. In that same offer, XP Inc. issued new shares, which resulted in the dilution of our interest to 41% of its capital stock. The Extraordinary General Stockholders’ Meeting (ESM) held on January 31, 2021 resolved on the corporate restructuring aimed at segregating the business line related to the interest in XP lnc’s capital to a new company to be named XPart S.A., which will be constituted by a part of the investment currently owned by us at XP Inc. and cash worth R$10 million. The purpose of the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) is that our stockholders will be entitled to equity interest in XPart SA in the same number and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders. The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized. Consequently, XP Inc’s capital held by XPart S.A. is now 40.52%, totaling R$9,371, as of December 31, 2020. On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade). The shares issued by Itaú Unibanco, as well as the American Depositary Receipts (ADRs) will continue to be traded including the right to receive securities issued by XPart until the cut-off date (date of ex-right), which will be set and informed to the market as soon as possible. XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger. If the merger of XPart into XP Inc. is carried out, which will be resolved at the General Stockholders’ Meetings of these companies at a date to be defined, the cut-off date mentioned above is planned to be after the closing of the trading session at the date of these General Stockholders’ Meetings. 64

As disclosed by Itaúsa and XP Inc., should the said merger be approved by the stockholders of XP Inc. and XPart at the General Stockholders’ Meetings of these companies, the stockholders of Itaú Unibanco Holding, who until the cut-off date will be entitled to receive securities issued by XPart, will receive: (a) as for the Company’s controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs), Class A shares issued by XP Inc., and (b) as for the remaining stockholders, Level I sponsored Brazilian Depositary Receipts (BDRs), replacing the securities they would receive from XPart, which will not be listed on a stock exchange (because it will be dissolved after its merger into XP). Note that, in case XPart is not merged or is not listed on a stock exchange within a period of 120 days as from the date of approval from the Central Bank of Brazil above mentioned, stockholders will be entitled to withdraw from XPart, in accordance with paragraphs 3 and 4 of Article 223 of Law No. 6,404/76. Itaú Unibanco Holding S.A. will keep its stockholders and the market informed of the progress and developments of this operation, including, as the case may be, details on the start of the period to exercise the right to reimbursement of shares by the stockholders dissenting from the merger resolved upon at the XPart’s General Stockholders’ Meeting, in accordance with paragraph 1 of Article 137 of Law 6,404/76. Lastly, conditioned on approval from the Central Bank of Brazil, pursuant to the purchase and sale agreement signed in 2017, we will purchase an additional stake of approximately 11.38% of XP Inc.’s capital stock, considering the number of shares in XP Inc. as of December 31, 2020. The management and conduct of business of all companies of the XP group, including XP Inc., will remain independent, segregated and autonomous, preserving the same principles and values in force before the First Tranche. XP Controle’s partners will keep on controlling the XP group, and current directors, officers and executives of XP Investimentos S.A. and other subsidiaries will remain at the forefront of their respective business, in order to ensure that XP Investimentos S.A. continue to operate as an open and independent platform, offering a diversified range of proprietary and third party products to its clients, competing freely with other capital market brokers and distributors, including those controlled by Itaú Unibanco conglomerate, without any restrictions or barriers. Companies involved ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A., and XPart S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. 65

17.5. Other significant information Item 17.1 – Information – Capital On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. On January 31, 2021, the Board of Directors resolved to transfer the spun off portion to contribute to the capital stock of XPart S.A. consequently reducing the Company’s capital stock by six billion, four hundred nineteen million Brazilian reais (R$6,419,000,000.00), totaling ninety billion, seven hundred twenty-nine million Brazilian reais (R$ 90,729,000,000.00) from ninety-seven billion, one hundred forty-eight million Brazilian reais (R$ 97,148,000,000.00) without cancelling shares. On May 28, 2021, the favorable opinion of the FED was obtained, effective on May 31, 2021. This transaction was approved by the Central Bank of Brazil on July 26, 2021. Item 17.3 – Stock split, reverse stock split and bonus shares I – Stock split – July 27, 2018 At the Extraordinary General Stockholders’ Meeting held on July 27, 2018, our stockholders approved the split in 50% of the then current 6,536,090,232 book-entry shares with no par value that comprise the capital stock, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares. Therefore, the stock split was carried out by issuing 3,268,045,116 new shares, of which 1,652,763,453 are common and 1,615,281,663 are preferred shares, which were assigned free of charge to stockholders as a stock split. Accordingly, stockholders received one (1) new share for each two (2) shares of the same type they own, and treasury shares were also split. The dividend distribution policy will not be changed as a result of this approval. The Stockholders’ Meeting also approved an increase in the authorized capital limit, proportionally to the 50% stock split, so that the Company is authorized to increase capital stock in accordance with the resolution taken by the Board of Directors, irrespective of a statutory reform, up to the limit of thirteen billion, one hundred and seventy-six million, nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) are common and six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) are preferred shares. This transaction was approved by the Central Bank of Brazil on October 31, 2018. 66